UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, Suite 420
(No. and Street)

West Conshohocken (City) Pennsylvania (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Karlson (610) 940-5804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

1600 Market Street, 32nd Floor (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Karlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
LORI MICHELE WEXLER - Notary Public
Montgomery County
My Commission Expires Jun 1, 2023
Commission Number 1262887

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2020

SSG CAPITAL ADVISORS, LLC

CONTENTS



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of
SSG Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



MARCUMGROUP
MEMBER

Marcum LLP ■ 1601 Market Street ■ 4th Floor ■ Philadelphia, Pennsylvania 19103 ■ Phone 215.297.2100 ■ Fax 215.297.2101 ■ **www.marcumllp.com**

Supplemental Information

The supplemental information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Marcum LLP

Philadelphia, PA
March 1, 2021

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash and cash equivalents	$ 302,979
Accounts Receivable	225,000
Total Assets	**$ 527,979**

Liabilities and Member's Equity

Due to SSG Advisors, LLC	$ 50,000
Accounts payable and accrued expenses	6,125
Total Liabilities	**56,125**
Member's Equity	**471,854**
Total Liabilities and Member's Equity	**$ 527,979**

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue	
Fee income	$ 619,980
Expenses	
Service fees – SSG Advisors, LLC	396,000
Commissions	105,000
Professional fees	56,790
Regulatory and other fees	12,061
Other	35
Total Expenses	569,886
Income from Operations	50,094
Interest Income	925
Net Income	$ 51,019

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Balance – Beginning of year	$ 711,835
Net Income	51,019
Contributions	199,000
Distributions	(490,000)
Balance – End of year	$ 471,854

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities	
Net Income	$ 51,019
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(225,000)
Accounts payable and accrued expenses and due to affiliates	18,546
Net Cash Used in Operating Activities	(155,435)
Cash Flows From Financing Activities	
Contributions	199,000
Distributions	(490,000)
Net Cash Used in Financing Activities	(291,000)
Net Decrease in Cash and Cash Equivalents	(446,435)
Cash and Cash Equivalents – Beginning of year	749,414
Cash and Cash Equivalents – End of year	$ 302,979

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the "Company"), which is wholly-owned by SSG Holdings, LLC (the "Parent"), is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), effective April 7, 2010. The Parent provides capital contributions for the operation of the Company as necessary.

The Parent's non-securities investment banking business is transacted in SSG Advisors, LLC (the "Affiliate"). SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operations and cash flows cannot be reasonably estimated at this time.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company accounts for revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "Transaction") is completed. Following the specified monthly term, the contract can generally be terminated by either party without penalty and all retainers and monthly fees are nonrefundable. This Transaction fee is typically based on a percentage of the total value of the Transaction, although in certain cases it may be a flat fee. At times, the Company is paid certain success fees, subsequent to the date the Transaction is completed, such as when its clients receive contingent earn-out payments. The variable consideration relating to success fees is recognized as revenue when it is probable that a significant revenue reversal will not occur. The Company's services within its contract represent a single performance obligation as all activities to be performed within the context of the contract are inputs to the combined output of performing advisory services that may result in a Transaction. The Company recognizes revenue over time on a time elapsed method for those contracts that provide evidence that the customer is receiving benefits for services performed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

The Company recognizes a contract asset for costs to fulfill a contract when commissions are paid to representatives based on the receipt of contract retainer payments. These amounts will be expensed when the related performance obligation is satisfied. There were no contract assets or liabilities as of December 31, 2020.

The Company recognized $219,980 of revenue during the year ended December 31, 2020 relating to performance obligations that were satisfied in prior periods.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and a money market account.

ACCOUNTS RECEIVABLE, NET

Accounts receivable are recorded when the Company has an unconditional right to payment. The carrying value of the Company's accounts receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful in collecting the amount due. No allowance for doubtful accounts was necessary in 2020.

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2020.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through the financial statement issuance date and determined that there were no other events or transactions occurring that require recognition or disclosure in the financial statements.

NOTE 3– RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company pays a monthly service fee to the affiliate for its portion of indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2020, the Company incurred and paid the affiliate service fees of $396,000.

The Company owed SSG Advisors, LLC $50,000 for reimbursable expenses at December 31, 2020.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is required to compute net capital in accordance with Securities and Exchange Commission ("SEC") Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2020, the Company had net capital of $245,580 which was $240,580 in excess of the required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 22.85% as of December 31, 2020.

NOTE 5 – MAJOR CLIENTS

The Company had three clients representing 100% of total revenue in 2020. The Company had one client representing 100% of accounts receivable.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

SCHEDULE I

NET CAPITAL

Total member's equity	$ 471,854
Less:	
Non-allowable assets	(226,274)
Net capital	$ 245,580

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 56,125
Total aggregate indebtedness	$ 56,125

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Excess net capital	$ 240,580
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 239,580
Percentage of Aggregate indebtedness to net capital	22.85%

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020, as amended March 1, 2021.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

SCHEDULE II

This is not applicable as the Company does not hold customer funds and securities. The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

SCHEDULE III

This is not applicable as the Company does not hold customer funds and securities. The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2020

SSG CAPITAL ADVISORS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying SSG Capital Advisors, LLC Broker Dealers Annual Exemption Report, in which (1) SSG Capital Advisors, LLC (the "Company") asserts that it does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 adopting amendments to 17 C.F.R. §240.17a-5 and (2) the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to those exclusively listed in its exemption report and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with SEC Rule 15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 to SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Marcum LLP

Philadelphia, PA
March 1, 2021



MARCUMGROUP
MEMBER

Marcum LLP ■ 1601 Market Street ■ 4th Floor ■ Philadelphia, Pennsylvania 19103 ■ **Phone** 215.297.2100 ■ **Fax** 215.297.2101 ■ **www.marcumllp.com**

SSG Capital Advisors, LLC's Exemption Report

SSG Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

    (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SSG Capital Advisors, LLC

I, Matthew Karlson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director

March 1, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*21*******1483*********************MIXED AADC 220
68292 FINRA DEC
SSG CAPITAL ADVISORS LLC
300 BARR HARBOR DR STE 420
W CNSHOHOCKEN, PA 19428-2998

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Matt Karlson 610-940-5804

2. A.	General Assessment (item 2e from page 2)	$ 930
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 30, 2020 Date Paid	(330)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	600
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 600

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $ 600

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SSG Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of March, 2021.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __619,980__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   _____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ __619,980__

2e. General Assessment @ .0015 $ __930__

(to page 1, line 2.A.)